A.S.V., Inc. and Subsidiary
Exhibit 11 — Computation of Earnings per Share
(In thousands, except share data)
Three Months Ended March 31,

	2006	2005
Basic
Earnings
Net earnings	$6,936	$5,543

Shares
Weighted average number of common shares outstanding	27,089,275	26,727,076

Earnings per common share	$.26	$.21

Diluted
Earnings
Net earnings	$6,936	$5,543

Shares
Weighted average number of common shares outstanding	27,089,275	26,727,076
Assuming exercise of options reduced by the number of shares which could have been purchased with the proceeds and related income tax benefits from the exercise of such options	785,944	914,718

Weighted average number of common and common equivalent shares outstanding	27,875,219	27,641,794

Earnings per common share	$.25	$.20